Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Jaguar Commences Offer to Purchase and Consent Solicitation for its
     10.5% Secured Notes Due 2012

     JAG - TSX/NYSE

     CONCORD, NH, Oct. 20 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE, JAG.NT: TSX) announced today that it has commenced an offer to purchase (the "Offer") and consent solicitation with respect to its outstanding 10.5% Secured Notes due March 23, 2012 (the "Notes"). Jaguar
is offering to purchase all Cdn$86.25 million aggregate principal amount of the outstanding Notes at a purchase price of 105% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of payment on the terms and subject to the conditions set forth in its Offer to
Purchase and Consent Solicitation Statement dated October 20, 2009.
     Jaguar is also soliciting consents to amend the indenture (the
"Indenture") governing the Notes in order to revise the Indenture to permit
Jaguar to redeem any Notes not tendered to the Offer earlier than currently permitted. The Indenture currently provides that unless there is a change of control of Jaguar, Jaguar may not redeem the Notes until March 23, 2010, at which time the Notes would be redeemable upon not less than 30 days notice at a redemption price of 102% of the principal amount of the Notes. If Jaguar receives the required consents, it intends to amend the Indenture such that it would be permitted to redeem the Notes at a redemption price of 102% of the principal amount of the Notes at anytime on or after November 17, 2009 with a redemption date no less than seven trading days from the date the notice is sent. In order for the amendments to be effective, Jaguar must receive consents from noteholders who hold at least 66 2/3% of the aggregate principal amount of the Notes.
     Jaguar intends to purchase all Notes that are validly tendered and not withdrawn pursuant to the Offer at a price of 105% of the principal amount thereof plus accrued and unpaid interest as described above. If the requisite consents are obtained to amend the Indenture, Jaguar intends to amend the
Indenture in the manner described above, immediately send a notice of redemption and redeem any remaining untendered Notes on or about November 27,
2009 at a redemption price of 102% of the principal amount of the Notes plus accrued but unpaid interest to, but excluding, the redemption date.
     The offer to purchase and consent solicitation documents more fully set forth the terms of the Offer and consent solicitation. The Offer will expire at 5:00pm EST, on November 17, 2009, unless extended or earlier terminated by
Jaguar. Jaguar reserves the right to terminate, withdraw or amend the Offer at any time subject to applicable law.
     "The Offer represents a continuation of our previously announced intention to repurchase the Notes," said Mr. Daniel R. Titcomb, Jaguar's
President and CEO. "We believe it is beneficial to shareholders to utilize a portion of our capital to retire our higher-priced debt. This will achieve several objectives including, (a) streamlining our capital structure without hedging gold, (b) lowering interest payable by Jaguar, and (c) regaining control of the valuable collateral pledged in the Indenture."
     Holders who tender Notes will be bound by the terms of the offer documents and are required to, and will be deemed to, consent to the proposed amendments to the Indenture. Any Notes tendered may be withdrawn and consents may be validly revoked at any time prior to the expiration date.
     Jaguar expects to pay for any Notes purchased pursuant to the Offer with available cash on hand promptly following the expiration of the Offer.
     Jaguar's obligation to accept for purchase, and to pay for, Notes validly tendered and not withdrawn pursuant to the Offer is subject to the satisfaction or waiver of certain conditions and the availability of sufficient cash to fund the purchase of the Notes and the related fees and expenses. The complete terms and conditions of the Offer and the consent solicitation are set forth in the offer documents which are being sent to holders of Notes. Holders are urged to read the Offer documents carefully.
     Questions regarding the Offer and consent solicitation should be directed to:
     Computershare Investor Services Inc., the depositary for the Offer and consent solicitation at (800) 564-6253 or e-mail at
corporateactions(at)computershare.com.
     The Offer and consent solicitation is being made solely by means of the
Offer documents. Under no circumstances shall this press release constitute an offer to purchase or the solicitation of an offer to sell the Notes or any other securities of Jaguar. It also is not a solicitation of consents to the proposed amendments to the indenture. No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.

     Forward Looking Statements

     This press release contains forward-looking statements regarding Jaguar's intention to amend the Indenture, purchase the Notes, redeem the Notes and its expected source of funds for the payment of Notes that are repurchased or redeemed. These forward-looking statements can be identified by the use of words such as "intends" and "expects". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Jaguar not to amend the Indenture, purchase or redeem the Notes, or to use funds other than cash available to make payments therefor. Such statements are only predictions and the assumptions upon which they are based may not materialize as a result of those risks and uncertainties, including Jaguar's ability to pay for the Notes.
     These forward-looking statements represent our views as of the date of this press release. Subsequent events and developments could cause the
Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this press release, unless required by law.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
     (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 07:00e 20-OCT-09